

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 29, 2006

Mr. Dean Wicker
Chief Executive Officer
Newsearch, Inc.
7786 South Forest Street
Littleton, CO 80122

> **RE: Newsearch, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed June 22, 2006**
> **Forms 10-QSB for the quarters ended March 31 and June 30, 2006**
> **Filed June 23 and July 11, 2006**
> **File No. 0-30303**

Dear Mr. Wicker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005
Item 8A, Controls and Procedures, page 19

1.   Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness as of the end of the period covered by the report, as opposed to a date within 90

days of filing the report. Please revise to clarify your disclosure as to the timing of conducting the evaluation.

2.   Please revise to state clearly, if true, that <u>your</u> disclosure controls and procedures are <u>designed</u> to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Sec Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3.   In addition, please revise the second paragraph to state, if true, that no changes in your internal control over financial reporting identified in connection with the evaluation performed occurred during the registrant's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

4.   The above comments regarding controls and procedures are also applicable to the company's March 31, 2006 and June 30, 2006 Forms 10-QSB. Please revise your disclosures accordingly.

Closing Comments

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies